UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
    Issuer is correcting a scrivener's error to the Minimum Individual Purchase Amount and the Offering Deadline.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Nuovo Properties LLC

Legal status of Issuer:

> ***Form:***
>
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Florida
>
> ***Date of Organization:***
>
> August 20, 2015

Physical Address of Issuer:

255 Giralda Avenue, 5th Fl., Coral Gables, FL 33134

Website of Issuer:

https://www.staynuovo.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$857,655	$1,393,099
Cash & Cash Equivalents	$16,437	$124,686
Accounts Receivable	$773	$16,672
Short-term Debt	$1,718,938	$1,853,883
Long-term Debt	$76,175	$0
Revenues/Sales	$2,527,723	$5,591,644
Cost of Goods Sold*	$2,987,110	$6,272,086
Taxes Paid	$0.00	$0.00
Net Income	($1,392,430)	($2,204,253)

*Identified on financial statements as "Cost of Sales"

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

EXPLANATORY NOTE

Nuovo Properties LLC is filing this Form C/A to correct a scrivener's error to (i) the Minimum Individual Purchase Amount from $100 to $150 and (ii) the Offering Deadline from October 31, 2021 to April 30, 2022. The Form C filed by the Company on August 19, 2021, is hereby amended and superseded in all respects by this Form C/A.

AUGUST 20, 2021

NUOVO PROPERTIES LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Nuovo Properties LLC ("**Nuovo**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by   April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.staynuovo.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/nuovo

The date of this Form C/A is August 20, 2021.

TABLE OF CONTENTS

EXHIBITS:

EXHIBIT A: Financial Statements

EXHIBIT B: Offering Page found on Intermediary's Portal.

EXHIBIT C: Form of Security

EXHIBIT D: Video Transcript

EXHIBIT E: "Test the Waters" Material

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Nuovo Properties LLC is a rental property management service, organized in Florida as a limited liability company on August 20, 2015.

The Company is located at 255 Giralda Avenue, 5th Fl., Coral Gables, FL 33134.

The Company's website is https://www.staynuovo.com/.

The Company conducts business in the United States and sells its services through the internet throughout the United States and internationally.

The Company conducts business through its wholly-owned subsidiary Nuovo LLC, a Florida limited liability company formed on May 6, 2020.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/nuovo and is attached as <u>Exhibit B</u> to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$107,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 34.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings throughout 2020 due to COVID-19, the Company's revenue was adversely affected. The COVID-19 pandemic forced NUOVO to scale down their operations due to the lack of travel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized membership interests to issue membership interests to investors upon the conversion of any security convertible into our membership interests, including the Securities.

Currently, all of our membership interests are issued and outstanding. Unless our operating agreement is amended to constitute units in order to represent an interest in our membership interests, we may not have enough authorized membership interests to be able to obtain funding by issuing membership interests or securities convertible into membership interest. We may also not have enough authorized membership interests to issue membership interests to investors upon the conversion of any security convertible into our membership interests, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, we are dependent on Nicolas Ortega Arosemena, our Manager and Chief Executive Officer, along with the other members of our Board of Managers, namely: Fabian Ortega Arosemena, Andres Ortega Arosemena, Steven Rhodes and Fabian Ortega Trujuillo. The Company has or intends to enter into employment agreements with Mr. N. Ortega, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Mr. Ortega, Fabian Ortega Arosemena, Andres Ortega Arosemena, Steven Rhodes or Fabian Ortega Trujuillo could harm the Company's business, financial condition, cash flow and results of operations.

Mr. Andres Ortega Arosemena may not devote his full time and attention to our company.

Mr. Andres Ortega Arosemena, a member of our Board of Managers, has business interests outside our company. Accordingly, from time to time he may not devote his full time and attention to our affairs. There are no assurances that our business and operations may not be adversely impacted in future periods as a result of the time he may devote to his other business interests instead of a sole focus by him on the affairs of our company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not fully developed a market and lack brand recognition.

Our ability to finance operations and to achieve profitability will depend, in large part, on our ability introduce and successfully market our products and services. Market and brand acceptance and recognition generally require substantial time and effort. In the public safety market, where our and our competitors' customers may share information or provide reviews about our and our competitor's services, customers are highly fraternal, and credibility and reputation are critical, so any adverse reviews about our services may have a negative effect on our business operations. While we believe that our technology, business development, marketing, and sales plan will generate the projections that we have provided, we make no assurances that the markets will be penetrated as planned. Additionally, if it is, we make no assurances regarding the level of penetration required to be successful in helping us realize a competitive advantage over existing competitors or others who may enter the markets.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company may be, or may become, subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations

under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our revenue growth rate has slowed, and we expect it to continue to slow in the future.

We have experienced significant revenue growth in the past; however, our revenue growth has slowed in recent periods and there is no assurance that historic growth rates will return. Our year-over-year growth rate in revenue decreased in 2020 as compared to 2019. In 2020, as a result of the COVID-19 pandemic, our revenue decreased significantly compared to 2019. Our future revenue growth depends on the growth of supply and demand for listings on our platform, and our business is affected by general economic and business conditions worldwide as well as trends in the global travel and hospitality industries. In addition, we believe that our revenue growth depends upon a number of factors, including:

- the COVID-19 pandemic and its impact on the travel and accommodations industries;
- our ability to retain and grow the number of guests for our accommodations;
- our ability to retain and grow the number of accommodation listings on our platform;
- events beyond our control such as pandemics and other health concerns, increased or continuing restrictions on travel and immigration, trade disputes, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations;
- competition;
- the legal and regulatory landscape and changes in the application of existing laws and regulations or adoption of new laws and regulations that impact our business, hosts, and/or guests, including changes in short-term occupancy and tax laws;
- the attractiveness of home sharing and subscription based living to prospective hosts and guests;
- the level of consumer awareness and perception of our brand;
- our ability to build and strengthen trust and safety on our platform and among members of our community;
- the level of spending on brand and performance marketing to attract hosts and guests to our platform;
- our ability to grow new offerings and to deepen our presence in certain geographies;
- timing, effectiveness, and costs of expansion and upgrades to our platform and infrastructure; and
- other risks described elsewhere herein.

A softening of demand, whether caused by events outside of our control, such as COVID-19, changes in host and guest preferences, any of the other factors described above, or in this prospectus or otherwise, will result in decreased revenue. If our revenue does not improve, we may not achieve profitability and our business, results of operations, and financial condition would be materially adversely affected.

If we fail to retain existing hosts or add new hosts, or if hosts fail to provide high-quality accommodations, our business, results of operations, and financial condition would be materially adversely affected.

Our business depends on availability of hosts and their accommodations, along with their listings on our platform and engaging in practices that encourage guests to book those listings, including increasing the number of nights that are available to book, providing timely responses to inquiries from guests, offering a variety of desirable and differentiated listings at competitive prices that meet the expectations of guests, and offering exceptional hospitality, services, and experiences to guests. These practices are outside of our direct control. If hosts do not establish or maintain a sufficient number of listings and availability for listings, the number of nights declines for a particular period, or the price charged by hosts declines, our revenue would decline and our business, results of operations, and financial condition would be materially adversely affected.

The hosts of our accommodations may manage and control their spaces and experiences and may have no obligation to make them available to guests for specified dates and have no obligation to accept bookings from prospective guests. If we are unable to retain accommodations or add new accommodations, or if accommodations are listed exclusively with a competitor or cross-listed with a competitor, we may be unable to offer a sufficient supply and variety of properties or accommodations to attract guests to use our platform.

Professional hosts, including property management companies, serviced apartment providers, and boutique hotels, expand the types of listings available to our guests. These professional hosts may list on our platform as well as on the platforms of our competitors. We do not control whether professional hosts provide us with a sizable allocation of rooms and competitive pricing relative to the same properties listed with other services. If we are not able to effectively deploy professional tools, application programming interfaces, and payment processes, work with third-party channel managers, and develop effective sales and account management teams that address the needs of these professional

hosts, we may not be able to attract and retain professional hosts. If our fee structure and payment terms are not as competitive as those of our competitors, these professional hosts may choose to provide less inventory and availability with us. Historically, we have seen an increase in the number of, and revenue from, professional hosts on our platform. The uniqueness of listings on our platform will be negatively impacted if the number of individual hosts does not grow at the same rate.

In addition, the number of listings on our platform has declined and may continue to decline as a result of a number of other factors affecting hosts, including: the COVID-19 pandemic; enforcement or threatened enforcement of laws and regulations, including short-term occupancy and tax laws; private groups, such as homeowners, landlords, and condominium and neighborhood associations, adopting and enforcing contracts that prohibit or restrict home sharing; leases, mortgages and other agreements, or regulations that purport to ban or otherwise restrict home sharing; hosts opting for long-term rentals on other third-party platforms as an alternative to listing on our platform; economic, social, and political factors; perceptions of trust and safety on and off our platform; negative experiences with guests, including guests who damage host property, throw unauthorized parties, or engage in violent and unlawful acts; and our decision to remove hosts from our platform for not adhering to our host standards or other factors we deem detrimental to our community. We believe a number of our hosts are individuals who rely on the additional income generated from our platform to pay their living expenses or mortgages or have acquired properties specifically for listing. It is not yet clear what financial impact the severe travel reduction occurring during the COVID-19 pandemic will have on these individuals or whether they will be able to keep their homes or operate their businesses as travel resumes. Our business, results of operations, and financial condition could be materially adversely affected if our hosts are unable to return to normal operations in the near to immediate term.

If we fail to retain existing guests or add new guests, our business, results of operations, and financial condition would be materially adversely affected.

Our success depends significantly on existing guests continuing to book and attracting new guests to book on our platform. Our ability to attract and retain guests could be materially adversely affected by a number of factors discussed elsewhere in these "Risk Factors," including:

- events beyond our control such as the COVID-19 pandemic, other pandemics and health concerns, increased or continuing restrictions on travel, immigration, trade disputes, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations;
- hosts failing to meet guests' expectations, including increased expectations for cleanliness in light of the COVID-19 pandemic;
- increased competition and use of our competitors' platforms and services;
- hosts failing to provide differentiated, high-quality, and an adequate supply of stays or experiences at competitive prices;
- guests not receiving timely and adequate community support from us;
- our failure to provide new or enhanced offerings, tiers, or features that guests value;
- declines or inefficiencies in our marketing efforts;
- negative associations with, or reduced awareness of, our brand;
- actual or perceived racial discrimination by hosts in deciding whether to accept a requested reservation;
- negative perceptions of the trust and safety on our platform; and
- macroeconomic and other conditions outside of our control affecting travel and hospitality industries generally.

In addition, if our platform is not easy to navigate, guests have an unsatisfactory sign-up, search, booking, or payment experience on our platform, the listings and other content provided on our platform is not displayed effectively to guests, we are not effective in engaging guests across our various offerings and tiers, or we fail to provide an experience in a manner that meets rapidly changing demand, we could fail to convert first-time guests and fail to engage with existing guests, which would materially adversely affect our business, results of operations, and financial condition.

Any further and continued decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect our business, results of operations, and financial condition.

Our financial performance is dependent on the strength of the travel and hospitality industries. The outbreak of COVID-19 has caused many governments to implement quarantines and significant restrictions on travel or to advise that people remain at home where possible and avoid crowds, which has had a particularly negative impact on cross-border travel. In addition, most airlines have suspended or significantly reduced their flights during this period, further decreasing opportunities for travel. This has led to a decrease in our bookings and an increase in cancellations and associated claims brought against us. We expect that COVID-19 will continue to materially adversely impact our bookings and business in 2021 and beyond. The extent and duration of such impact over the longer term remains uncertain and is dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the timing, availability, and effectiveness of a vaccine, the extent and effectiveness of containment actions taken, including mobility restrictions, and the impact of these and other factors on travel behavior in general, and on our business in particular.

Other events beyond our control, such as unusual or extreme weather or natural disasters, such as earthquakes, hurricanes, fires, tsunamis, floods, severe weather, droughts, and volcanic eruptions, and travel-related health concerns including pandemics and epidemics such as Ebola, Zika, and Middle East Respiratory Syndrome, restrictions related to travel, trade or immigration policies, wars, terrorist attacks, sources of political uncertainty, such as the United Kingdom's departure from the European Union ("Brexit"), protests, foreign policy changes, regional hostilities, imposition of taxes or surcharges by regulatory authorities, changes in regulations, policies, or conditions related to sustainability, including climate change, work stoppages, labor unrest or travel-related accidents can disrupt travel globally or otherwise result in declines in travel demand. Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers, and therefore demand for our platform and services, which would materially adversely affect our business, results of operations, and financial condition. Events such as sudden outbreaks of wars or regional instability have led to a large number of localized cancellations and safety concerns, which harm our business and our relationship with our hosts and guests. In addition, increasing awareness around the impact of air travel on climate change and the impact of over-tourism may adversely impact the travel and hospitality industries and demand for our platform and services.

Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, worldwide or regional recession, unemployment, consumer debt, reductions in net worth, fluctuations in exchange rates, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, tariffs, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in the bookings and prices for stays and experiences on our platform and an increase in cancellations, and thus result in lower revenue. Leisure travel in particular, which accounts for a substantial majority of our current business, is dependent on discretionary consumer spending levels. Downturns in worldwide or regional economic conditions, such as the current downturn resulting from the COVID-19 pandemic, have led to a general decrease in leisure travel and travel spending, and similar downturns in the future may materially adversely impact demand for our platform and services. Such a shift in consumer behavior would materially adversely affect our business, results of operations, and financial condition.

Uncertainty exists in the application of various laws and regulations to our business and we may become subject to new laws or regulations that are applicable to our business.

We may be considered to "operate" or "do business" in states where our customers conduct their business, subjecting us to regulatory and other oversight, possibly resulting in regulatory action. In the event any state's regulatory requirements impose state specific requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketing programs in that state in a manner that may undermine the program's attractiveness to consumers or dealers. In the alternative, if we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in that state. In each case, our business, results of operations and financial condition could be materially and adversely affected.

The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.

We operate in a highly competitive environment and we face significant competition in attracting hosts and guests.

- ***Hosts***. We compete to attract, engage, and retain hosts on our platform to list their accommodations. Hosts

have a range of options for listing their spaces and experiences, both online and offline. It is also common for hosts to cross-list their offerings. We compete for hosts based on many factors, including the volume of bookings generated by our guests, ease of use of our platform, the service fees we charge, protections and our brand.

- *Guests.* We compete to attract, engage, and retain guests on our platform. Guests have a range of options to find and book spaces, hotel rooms, serviced apartments, and other accommodations and experiences, both online and offline. We compete for guests based on many factors, including unique inventory and availability of listings, the value and all-in cost of our offerings relative to other options, our brand, ease of use of our platform, the relevance and personalization of search results, the trust and safety of our platform, and community support. Throughout the COVID-19 pandemic, we have also competed based on the availability of inventory close to where guests live and in non-urban markets as well as the perceived safety and cleanliness of listings on our platform.

Our competitors are adopting aspects of our business model, which could affect our ability to differentiate our offerings from competitors. Increased competition could result in reduced demand for our platform from hosts and guests, slow our growth, and materially adversely affect our business, results of operations, and financial condition. Many of our current and potential competitors enjoy substantial competitive advantages over us, such as greater name and brand recognition, longer operating histories, larger marketing budgets, and loyalty programs, as well as substantially greater financial, technical, and other resources. In addition, our current or potential competitors have access to larger user bases and/or inventory for accommodations, and may provide multiple travel products, including flights. As a result, our competitors may be able to provide consumers with a better or more complete product experience and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or host and guest requirements or preferences. The global travel industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities, and resources, and lower their cost structures. In addition, other start-ups may be able to innovate and focus on developing a new product or service faster than we can or may foresee consumer need for new offerings or technologies before us.

Laws, regulations, and rules that affect the short-term rental and home sharing business have limited and may continue to limit the ability or willingness of hosts to share their spaces over our platform and expose our hosts or us to significant penalties, which have had and could continue to have a material adverse effect on our business, results of operations, and financial condition.

Since we began our operations in 2015, there have been and continue to be legal and regulatory developments that affect the short-term rental and accommodation sharing business. Hotels and groups affiliated with hotels have engaged and will likely continue to engage in various lobbying and political efforts for stricter regulations governing our business in both local and national jurisdictions. Other private groups, such as homeowners, landlords, and condominium and neighborhood associations, have adopted contracts or regulations that purport to ban or otherwise restrict short-term rentals, and third-party lease agreements between landlords and tenants, home insurance policies, and mortgages may prevent or restrict the ability of hosts to list their spaces. In addition, some jurisdictions regard short-term rental or home sharing as "hotel use" and claim that such use constitutes a conversion of a residential property to a commercial property requiring a permitting process. Macroeconomic pressures and public policy concerns could continue to lead to new laws and regulations, or interpretations of existing laws and regulations, that limit the ability of hosts to share their spaces. If laws, regulations, rules, or agreements significantly restrict or discourage hosts in certain jurisdictions from sharing their properties, it would have a material adverse effect on our business, results of operations, and financial condition. While a number of cities and countries have implemented legislation to address short-term rentals, there are many others that are not yet explicitly addressing or enforcing short-term rental laws, and could follow suit and enact regulations. We may in the future become involved in disputes with government agencies regarding such laws and regulations. For example, some governments have attempted to impose fines on our competitors regarding what they contend is illegal offering of short-term accommodations in violation of applicable laws. Certain jurisdictions have adopted laws and regulations that seek to impose lodging taxes, often known as transient or occupancy taxes, on guests, collection and remittance obligations on hosts and our competitors, and withholding obligations on our competitors. In addition, some third parties and regulators have asserted that our competitors, through operations similar to those offered by us, are subject to regulations with respect to short- term rentals, host registration, licensing, and other requirements for the listing of accommodations and experiences, such as real estate broker or agent licenses, travel agency licenses, and insurance-related licenses. We could be held liable

and incur significant financial and potential criminal penalties if we are found to have violated any of these regulations.

We are subject to a wide variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage hosts and guests from using our platform, and that could cause us to incur significant liabilities including fines and criminal penalties, which could have a material adverse effect on our business, results of operations, and financial condition.

Hosts list, and guests search for, stays on our platform. There are national, state, local, and foreign laws and regulations in jurisdictions that relate to or affect our business. Moreover, the laws and regulations of each jurisdiction in which we operate are distinct and may result in inconsistent or ambiguous interpretations among local, regional, or national laws or regulations applicable to our business. Compliance with laws and regulations of different jurisdictions imposing varying standards and requirements is burdensome for businesses like ours, imposes added cost and increases potential liability to our business, and makes it difficult to realize business efficiencies and economies of scale. For example, we incur significant operational costs to comply with requirements of jurisdictions and cities that have disparate requirements around tax collection, tax reporting, host registration, limits on lengths of stays, and other regulations, each of which require us to dedicate significant resources to provide the infrastructure and tools needed on our platform for our hosts to meet these legal requirements and for us to fulfill any obligations we may have. The complexity of our platform and changes required to comply with the large number of disparate requirements can lead to compliance gaps if our internal resources cannot keep up with the pace of regulatory change and new requirements imposed on our platform, or if our platform does not work as intended or has errors or bugs.

It may be difficult or impossible for us to investigate or evaluate laws or regulations in all cities, countries, and regions. The application of existing laws and regulations to our business and platform can be unclear and may be difficult for hosts, guests, and us to understand and apply, and are subject to change, as governments or government agencies seek to apply legacy systems of laws or adopt new laws to new online business models in the travel and accommodations industries, including ours. Uncertain and unclear application of such laws and regulations to host and guest activity and our platform could cause and has caused some hosts and guests to leave or choose not to use our platform, reduce supply and demand for our platform and services, increase the costs of compliance with such laws and regulations, and increase the threat of litigation or enforcement actions related to our platform, all of which would materially adversely affect our business, results of operations, and financial condition.

There are laws that apply to us, and there are laws that apply to our hosts and/or guests. While we require our hosts and guests to comply with their own independent legal obligations under our terms of service, we have limited means of enforcing or ensuring the compliance of our hosts and guests with all applicable legal requirements. Governments may try to hold us responsible for laws that apply to our hosts and/or guests. Whether applicable to us, our hosts, and/or our guests, the related consequences arising out of such laws and regulations, including penalties for violations of and costs to maintain compliance with such laws and regulations, have had and could continue to have a material adverse effect on our reputation, business, results of operations, and financial condition.

There is increased governmental interest in regulating technology companies in areas including privacy, tax, data localization and data access, algorithm-based discrimination, and competition. In addition, climate change and greater emphasis on sustainability could lead to regulatory efforts to address the carbon impact of housing and travel. As a result, governments may enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, and in a manner that could materially adversely affect our business, results of operations, and financial condition.

Home sharing may not achieve global acceptance.

While home sharing has grown in popularity, home sharing may not achieve global acceptance, particularly in regions where home sharing may not be deemed attractive to hosts and guests due to cultural considerations. The attractiveness of our platform for hosts and guests is impacted by a number of factors, including the willingness of individual hosts to offer their homes on our platform, the willingness of guests to book stays at homes in lieu of more traditional options, such as hotels, our ability to continue to extend our operating model internationally and offer localized services that are desirable to our hosts and guests, and our ability to offer cost-effective alternatives to traditional accommodations. Furthermore, both hosts and guests may be reluctant or unwilling to use our platform because of concerns regarding their safety or the quality of their stays. Many hosts and guests are apprehensive about or not willing to share homes due to concerns surrounding the transmission of COVID-19, and if they are willing to share

homes, their ability to do so may be restricted by laws, rules, regulations, or decrees adopted in response to the COVID-19 pandemic.

This uncertainty surrounding acceptance of home sharing is exacerbated by the legacy system of laws and regulations that govern short and long-term accommodations, travel services, real estate brokerage services, and taxes, which generally does not directly address the online home sharing business model. If home sharing does not achieve global acceptance, our growth could be limited, which could materially adversely affect our business, results of operations, and financial condition.

Maintaining and enhancing our brand and reputation is critical to our growth, and negative publicity could damage our brand and thereby harm our ability to compete effectively, and could materially adversely affect our business, results of operations, and financial condition.

Our brand and our reputation are among our most important assets. Maintaining and enhancing our brand and reputation is critical to our ability to attract hosts, guests, and employees, to compete effectively, to preserve and deepen the engagement of our existing hosts, guests, and employees, to maintain and improve our standing in the communities where our hosts operate, including our standing with community leaders and regulatory bodies, and to mitigate legislative or regulatory scrutiny, litigation, and government investigations. We are heavily dependent on the perceptions of hosts and guests who use our platform to help make word-of-mouth recommendations that contribute to our growth.

Any incident, whether actual or rumored to have occurred, involving the safety or security of listings, hosts, guests, or other members of the public, fraudulent transactions, or incidents that are mistakenly attributed to us, or even to competitors in our industry, and any media coverage resulting therefrom, could create a negative public perception of our platform, which would adversely impact our ability to attract hosts and guests. In addition, when hosts cancel reservations or if we fail to provide timely refunds to guests in connection with cancellations, guest perception of the value of our platform is adversely impacted and may cause guests to not use our platform in the future. The impact of these issues may be more pronounced if we are seen to have failed to provide prompt and appropriate community support or our platform policies are perceived to be too permissive, too restrictive, or providing hosts and/or guests with unsatisfactory resolutions. We may become the subject of media reports, social media posts, blogs, and other forums that contain allegations about our business or activity on our platform that create negative publicity. As a result of any such complaints and negative publicity, some hosts may refrain from listing with us, and some guests may in the future refrain from using our platform, which could materially adversely affect our business, results of operations, and financial condition.

In addition, we rely on our hosts and guests to provide trustworthy reviews and ratings that our hosts or guests may rely upon to help decide whether or not to book a particular listing or accept a particular booking and that we use to enforce quality standards. We rely on these reviews to further strengthen trust among members of our community. Our hosts and guests may be less likely to rely on reviews and ratings if they believe that our review system does not generate trustworthy reviews and ratings. In addition, if our hosts and guests do not leave reliable reviews and ratings, other potential hosts or guests may disregard those reviews and ratings, and our systems that use reviews and ratings to enforce quality standards would be less effective, which could reduce trust within our community and damage our brand and reputation, and could materially adversely affect our business, results of operations, and financial condition

Host, guest, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and our ability to attract and retain hosts and guests and materially adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our users and other third parties, such as neighbors or invitees, either during the guest's stay, experience, or otherwise, and therefore, we cannot guarantee the safety of our hosts, guests, and third parties. The actions of hosts, guests, and other third parties have resulted and can further result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which have created and could continue to create potential legal or other substantial liabilities for us. We do not verify the identity of all of our hosts and guests nor do we verify or screen third parties who may be present during a reservation made through our platform. Our identity verification processes rely on, among other things, information provided by hosts and guests, and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. In addition, we do not currently

and may not in the future require users to re-verify their identity following their successful completion of the initial verification process.

We have not in the past and may not in the future undertake to independently verify the safety, suitability, location, quality, compliance with our policies or standards, and legal compliance, such as fire code compliance or the presence of carbon monoxide detectors, of all our hosts' listings or accommodations.

In the limited circumstances where we have undertaken the verification or screening of certain aspects of host qualifications, listings or accommodations, the scope of such processes may be limited and rely on, among other things, information provided by hosts and guests and the ability of our internal teams or third-party vendors to adequately conduct such verification or screening practices. In addition, we have not in the past taken and may not in the future take steps to re-verify or re-screen host qualifications, listings, or experiences following initial review. We have in the past relied, and may in the future, rely on hosts and guests to disclose information relating to their listings and experiences and such information may be inaccurate or incomplete. We have created standards to respond to issues reported with listings, but certain listings may pose heightened safety risks to individual users because those issues have not been reported to us or because we have not taken the requisite action. We rely, at least in part, on reports of issues from hosts and guests to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or individual hosts or guests or may not sufficiently address those risks.

We rely on traffic to our platform to grow revenue, and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, results of operations, and financial condition.

We believe that maintaining and strengthening our brand is an important aspect of our efforts to attract and retain hosts and guests. In particular, we rely on marketing to drive guest traffic to our platform. We have invested considerable resources into establishing and maintaining our brand. As a result of the COVID-19 pandemic, we realigned our organizational priorities to further increase our focus on individual hosts and brand marketing, while reducing performance marketing.

Our substantial level of indebtedness could materially adversely affect our financial condition.

We have significant indebtedness that could materially adversely affect our business by:

- increasing our vulnerability to general adverse economic and industry conditions;

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, product development efforts, and other general corporate purposes;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

- exposing us to the risk of increased interest rates as our borrowings are, and may in the future be, at variable interest rates.

The occurrence of any one of these events could have a material adverse effect on our business, results of operations, and financial condition, and ability to satisfy our obligations to our creditors.

Our efforts to create new offerings and initiatives, such as subscription based living, are costly, and if we are unable to successfully pursue such offerings and initiatives, we may fail to grow, and our business, results of operations, and financial condition would be materially adversely affected.

We need to continue to invest in the development of new offerings and initiatives that differentiate us from our competitors, such as our subscription based living. Developing and delivering these new offerings and initiatives increase our expenses and our organizational complexity, and we may experience difficulties in developing and implementing these new offerings and initiatives. Our new offerings and initiatives, such as our subscription based living, have a high degree of risk, as they may involve unproven businesses with which we have limited or no prior

development or operating experience. There can be no assurance that consumer demand for such offerings and initiatives will exist or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings and initiatives, or that any of these offerings or initiatives will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. It is also possible that offerings developed by others will render our offerings and initiatives noncompetitive or obsolete. Further, these efforts entail investments in our systems and infrastructure, payments platform, and increased legal and regulatory compliance expenses, could distract management from current operations, and will divert capital and other resources from our more established offerings and geographies. Even if we are successful in developing new offerings and initiatives, regulatory authorities may subject us or our hosts and guests to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing these initiatives. If we do not realize the expected benefits of our investments, we may fail to grow and our business, results of operations, and financial condition would be materially adversely affected.

Going Concern note.

Our independent accountant's review report for the period ending December 31, 2019 and December 31, 2020, accompanying this Form C/A contains a note identifying that certain conditions indicate that the Company may be unable to continue as a going concern. Our financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering are attached as Exhibit E.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Membership Interests, Investors would receive CF Shadow Securities in the form of Series B-CF Shadow Membership Interests and would be required to enter into a proxy that allows the Intermediary or its designee to vote their Series B-CF Shadow Preferred Membership Interests consistent with the majority of the Series B Preferred Members. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition, the Company may make additional grants of equity and/or convertible securities. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

Equity securities issued upon conversion of the Securities may result in the holder of such Securities being required, as a member of the Company, to report such holder's distributive share (whether or not distributed) of the Company's income, gains, losses, deductions and credits.

By reason of its organizational structure, the Company is presently treated as a partnership for federal income tax purposes. As an entity treated as a partnership, the Company will not be subject to United States federal income tax,

but the members of the Company will be required to report their distributive share (whether or not distributed) of the Company's income, gains, losses, deductions and credits. As is the case with any partnership, members of the Company are subject to taxes on realized gains or income allocated to them, whether or not distributed. Before purchasing any Security, prospective investors should consult their own advisors regarding the tax implications of acquiring, owning or disposing of Membership Interests, which may be equity securities issued upon conversion of the Securities, under the laws of any jurisdiction to which they are subject.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interest, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

We are capitalizing on the massive consumer behavior trends towards remote work and offering a flexible travel and living solution. By partnering with building owners through revenue share agreements, we offer short and long term tenants fully furnished and equipped apartments around the US.

Business Plan

We rent, and facilitate the renting of hosts', apartments and condominium units in rental communities for use as short-term vacation rentals. We rent units for 12-15 months on average, to sublease as short-term rentals (average stay is four days). We list units on various Internet platforms, including Airbnb, Booking.com, and Expedia. We are transparent about our intentions, and try to develop a working relationship with, unit owners and homeowner associations and the communities in which we operate. We typically do not rent more than approximately 10% of the units in any particular condominium or homeowner community. We plan to use the funds from this offering to lease more units in cities where we currently operate and possibly three or four other cities in the United States. We furnish our units and contract with a cleaning service to clean our units and offer services to our guests (e.g., additional towel requests) so that our guests have similar conveniences to that of a hotel.

The Company's Products and/or Services

Product / Service	Description	Current Market
Short Term Rentals	Fully furnished and equipped apartments in Top Cities main locations.	GenZ & Millennials looking for quality accommodations, at convenient prices in the most desirable locations of the US top cities, such as Miami, Orlando, Philadelphia, Atlanta, amongst others.
Flexible Living	First ever subscription-based living.	GenZ & Millennials looking for quality accommodations, at convenient prices in the most desirable locations of the US top cities, such as Miami, Orlando, Philadelphia, Atlanta, amongst others.

Competition

The markets in which our services are sold are highly competitive. Our services compete against similar services of many large and small companies, including well-known global competitors, such as AirBnb. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Sonder: largest short term rental operator in the industry, heavily funded and focused primarily on branding and licensing hotels.

Mint House: based out of NYC, primarily focused on providing alternative accommodations for corporate travel.

The Guild: mostly operational in Texas, primarily focused on providing alternative accommodations for corporate travel.

HelloLanding: largest flexible living provider; main issue is that although providing great flexibility in exchange for a subscription fee, it is very expensive and highly volatile in pricing.

Starting in 2018, some of our direct competitors raised millions of dollars to increase their market share and launch in new cities. Among the most noteworthy are Stay Alfred, Sonder, The Guild and Lyric. Stay Alfred raised $47 million in 2018, bringing the company's total funding to $62 million. It has approximately 2,000 units under management in 23 U.S. cities. Sonder raised $85 million in 2018, bringing the company's total funding to $135 million. They also have approximately 2,000 units under management and have a presence in 11 U.S. cities and 3 European cities. The Guild and Lyric are smaller than the previously mentioned companies. These companies have between 300 and 400 units under management and a presence in 5 and 13 U.S. cities, respectively. They also raised significant funds during 2018 ($9 million and $15.5 million, respectively).

The Company also has two key indirect competitors. The first is the traditional hotel industry. The hotel industry has massive inventory that pushes through some of the same channels that the vacation rental industry uses to reach our guests. The hotel industry is a particularly dangerous competitor as travelers are very familiar with their product, brands and loyalty plans. The hotel industry also lobbies for cities to limit the growth of our business through legislation (e.g., legislation to prohibit short term rentals). Another important competitor are millions of individuals using various platforms (like Airbnb) to rent their homes (or extra rooms in their homes).

Customer Base

Our products and services are marketed direct-to-consumer. Along with our traveler and renter database of over 50,000 subscribers of past clients, we leverage the power of online travel agencies such as AirBnb, Booking.com, Expedia, HomeAway and 150+ other distribution channels.

Supply Chain

The accommodations offered through our services are sourced through relationships and referrals.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
none	n/a	n/a	n/a	n/a	n/a

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation, other than a pending action styled, *RPG 32 Race LP v. Nuovo Properties, LLC*, Court of Common Pleas, County of Philadelphia, Pennsylvania, Case No. 210200048 relating to an alleged breach of contract dated November 7, 2019 for unpaid rent and other charges in the amount of $66,611.84 as of January 26, 2021, in response to which the Company filed an Answer to the complaint and asserted a counterclaim.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Business Development & Growth	45%	$11,250	45%	$481,500
Product Development & Technology	29%	$7,250	29%	$310,300
Team Building & Corporate Structure	10%	$2,500	10%	$107,000
Marketing & Advertising	10%	$2,500	10%	$107,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Business Development & Growth (45%): This section refers to any and all investments related to the growth of our company when referring to partnerships and acquisition of new units in any and all markets. Investments in this category can be everything from software providers that will help ease our sales and business development process, furnishing and equipping new units and move in fees relating to new units.

Product Development & Technology (29%): This section refers to investments made in continuing to build and develop our proprietary revenue management and business development tool. All monies invested in this category will be for research and development, system and software architecture, development and coding of software and testing.

Team Building & Corporate Structure (10%): This section refers to increasing engagement by our service providers and potentially engaging additional workers for business growth.

Marketing & Advertising (10%): This section refers to growing our business by engaging in strategic marketing and advertising efforts to reach more potential users of our products and services.

DIRECTORS, OFFICERS, AND MANAGERS

The members of the Company have delegated all authority to the Board of Managers, which shall have a majority decision to vote on all material decisions of the Company. The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nicolas Ortega Arosemena	Manager, Chief Executive Officer, and Co Founder	Co Founder, Manager on the Board of Managers and CEO of NUOVO since 2015 with main responsibilities include but are not limited to: Strategy and Vision of the company, hiring, identifying new markets, establishing and maintaining key partnerships,	Bachelor of Science, Bentley University (2012) Master Business Administration, Atlantis University (2021)
Fabian Ortega Arosemena	Manager	Manager on the Board of Managers of NUOVO since 2015, Mr. Arosemena's responsibilities are to focus on the growth and development of strategic alliances and business development.	Bachelor of Business administration, University of Miami (2002)
Andres Ortega Arosemena	Manager and Co-Founder	Manager on the Board of Managers of NUOVO since 2015, Mr. Arosemena's responsibilities are to develop new technologies applicable to the business and new relationships with OTAs and nontraditional distribution partners.	Bachelor of Finance, Marketing, and International Business from the Stern School of Business at New York University (2004)
Steven Rhodes	Manager	Manager on the Board of Managers of NUOVO since 2015, Mr. Rhodes' responsibilities is to provide support and guidance towards decisions concerning to growth and new market acquisition.	Bachelor of Science, Harvard University (1984)
Fabian Ortega Trujillo	Manager	Manager on the Board of Managers of NUOVO since 2016, Mr. Trujillo's responsibilities is to provide support and guidance towards decisions concerning to growth and new market acquisition.	Universidad Católica de Santiago de Guayaquil with an Associate in Social Sciences (1980)

We have an experienced and qualified team. Below are biographies for the individuals constituting all of the Company's members, and members of its board of managers. The Company's board of managers includes Andres Ortega, Nicolas Ortega, Steven Rhodes, Fabian Ortega Arosemena and Fabian Ortega Trujillo. Fabian Ortega Trujillo is the father of Fabian Ortega Arosemena, and is not a member of the Company. Mr. Ortega Trujillo has a great deal of experience in the real estate market (specifically in single family development and multi-family ownership and management), and for that reason, was asked to join the board of managers. George "Bud" Scholl is a member, but not a manager of the Company. Mr. Scholl also has a great deal of real estate experience, specifically in single family development, multi-family rentals and commercial condominiums (including in South Florida, Georgia and South Carolina), and while he has refrained from joining the board of managers due to time constraints, his input and guidance will be valuable to our business operations.

Andres Ortega – Andres was born in Ecuador on March 25, 1982. He graduated with a triple major in finance, marketing, and international business from the Stern School of Business at New York University. Upon graduating, he returned to Ecuador where he worked for 10 years in different areas of the real estate business. He

was co-founder of Guayaquil's Junior Chamber of Commerce and APIVE (Ecuador's Real Estate Developers association), a founding member of Guayaquil's YPO chapter and a member of ACBIR (Ecuador's Realtors Association). In Ecuador, he was involved in real estate developments targeting different economic segments and ranging from high end land developments, mix use high density projects, middle income housing and shopping plazas. In 2015, he moved back to Miami and entered the technology sector. He co-founded a startup called Oye Marco!, which operates in Colombia, and co-founded Nuovo Properties with his brother Nicolas. As Nuovo showed traction, Andres exited Oye Marco! to focus on Nuovo. Andres is currently an MBA candidate at Atlantis University.

Fabian Ortega Arosemena – Fabian was born in Ecuador on March 18, 1978. He attended school at University of Notre Dame and University of Miami. He received a bachelor's in business administration from the University of Miami, where he graduated with a double major in marketing and management and a minor in Finance. Upon graduation, he worked in the banking and service industry in Miami. In 2002, Fabian returned to Ecuador where he worked as with General Motors, Peugeot and Mercedes Benz to develop their presence in Ecuador. Under Fabian's guidance, these automotive companies received several awards like being ranked as one of the "Top 50 companies in the Country", "Best General Motors dealership in Latin America", "Best General Motors dealership in Ecuador", "Best Peugeot Importer in Latin America" and "Best General Motors Plant Supplier in Ecuador".

Nicolas Ortega Arosemena– Nicolas was born in Ecuador on February 14, 1990. He graduated from Bentley College with a major in Management, a concentration in Entrepreneurship, and a minor in marketing. Upon graduating, he returned to Ecuador where he led the development of a shopping plaza with approximately 80 boutique stores. The development company received several awards, including "Best Small Real Estate Company" and "Best Small Business" of 2014. Nicolas is a member of ACBIR (Ecuador's Realtors Association). In 2015, he moved to Miami where, alongside his brother Andres, they co-founded Nuovo Properties. At the moment, Nicolas is an MBA candidate at Atlantis University.

Steven Rhodes– Steve Rhodes was born June 15, 1962. He graduated from Harvard University in 1984. Steven has been involved in the real estate industry in South Florida since 1985. He originally worked in Palm Beach County as a land broker and then became a developer of commercial properties. Steven moved to Miami in 1992 and began buying and renovating existing commercial buildings in the Miami Design District, Wynwood, and Little River/Little Haiti. Over the last twenty-five years, Steven has bought, renovated, and sold about 100 properties in these areas. He recently sold most of his remaining properties and reinvested in credit tenant commercial properties in the Southeast U.S., several real estate limited partnerships, and also invested in a number of technology companies.

Fabian Ortega Trujillo – Fabián was born on July 21, 1958. He graduated from Universidad Católica de Santiago de Guayaquil with an Associate in Social Sciences and as an Attorney at Law for the Republic of Ecuador. He has had a long entrepreneurial career with successful positions in industries such as banking, real estate, insurance and automotive. He served as the President of the Insurance Companies Association of Ecuador and General Motors Ecuadorian Dealership Association.

Indemnification; Exculpation and Fiduciary Obligations

Indemnification is authorized under the Company's existing operating agreement for any member, affiliate of a member, officers, directors, managers, employees, represents or agents of any member, or their respective affiliates, or any employee or agent of the Company or its affiliates ("**Covered Persons**"). Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Certain expenses in defending any claim or action related to the Company by Covered Persons shall be advanced by the Company thereto prior to the final disposition of the claim or action. Covered Persons shall not be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by the existing operating agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct. Each Covered Person owes fiduciary duties of loyalty, care and good

faith to the Company and to all of the members of the Company, including as specified in the Company's existing operating agreement.

Employees

The Company currently has 1 employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital interests consist of 100% of the uncertificated limited liability company membership interests that are not otherwise represented by units ("**Membership Interests**") held by its members. At the closing of this Offering, assuming only the Target Offering Amount is sold, 100% of the Membership Interests will be issued and outstanding.

Outstanding Membership Interests

As of the date of this Form C/A, the Company's outstanding Membership Interests consists of:

Type	Membership Interests
Amount Outstanding	The Membership Interests are uncertificated and not otherwise represented by units.
Par Value Per Share	None
Voting Rights	Each holder of record of Membership Interests is entitled to one vote in person or by proxy for each membership interest.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Membership Interests which may dilute the Security. Certain holders of Membership Interests have a priority return under which such holders will receive a payout prior to other holders.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no outstanding options, Safes, convertible notes or warrants.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Trade debt
Amount Outstanding	$1,197,994.09
Interest Rate and Amortization Schedule	none
Description of Collateral	none
Other Material Terms	none
Maturity Date	none

Type	Revolving credit lines
Amount Outstanding	$169,646.87
Interest Rate and Amortization Schedule	n/a
Description of Collateral	none
Other Material Terms	none
Maturity Date	none

Type	Unsecured Loan
Amount Outstanding	$118,944.51
Interest Rate and Amortization Schedule	8%
Description of Collateral	none
Other Material Terms	none
Maturity Date	12/2024

Type	Unsecured Loan
Amount Outstanding	$26,667.00
Interest Rate and Amortization Schedule	n/a
Description of Collateral	none
Other Material Terms	none
Maturity Date	06/2023

Type	Unsecured Loan
Amount Outstanding	$110,000.00
Interest Rate and Amortization Schedule	8%
Description of Collateral	none
Other Material Terms	none
Maturity Date	12/31/2021

Type	Sales Tax Payable
Amount Outstanding	$73,213.35
Interest Rate and Amortization Schedule	n/a
Description of Collateral	none
Other Material Terms	none
Maturity Date	none

Type	SBA PPP Loan
Amount Outstanding	$69,500
Interest Rate and Amortization Schedule	1%
Description of Collateral	none
Other Material Terms	Subject to the Coronavirus Aid, Relief, and Economic Security Act
Maturity Date	4/15/2022

Ownership

There is no beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Nuovo Properties LLC (the "**Company**") was organized on August 20, 2015 under the laws of the State of Florida, and is headquartered in Coral Gables, Florida. The Company conducts business through its wholly-owned subsidiary Nuovo LLC, a Florida limited liability company organized on May 6, 2020. Our financial statements include the financial results of Nuovo LLC.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

As of July 31, 2021 the Company had an aggregate of $39,228.06 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to expand throughout the next 12 months, and expects to add 300 new units to our portfolio by entering into lease arrangement or other revenue share agreements with owners thereof within the next 12 months, at an average cost of $1,750 per unit for onboarding.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$150,000	10% of Membership Interests	General business purposes	September 15, 2018	Section 4(a)(2)
Convertible Note	$835,000	3 convertible notes	General business purposes	February 1, 2019	Section 4(a)(2)
Membership Interests	$100,000	3.33% of Membership Interests	General business purposes	February 1, 2019	Section 4(a)(2)
Membership Interests	$1,130,000	10% of Membership Interests	General business purposes	June 27, 2019 - April 3, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2020 and 2019, the Company had outstanding accounts payable in the amounts of $94,961 and $3,449, respectively, for services performed by Fabian Ortega Trujillo and Fabian Ortega Arosemena. The balances are non-interest bearing and due on demand.

During the years ended December 31, 2020 and 2019, the Company had outstanding loan receivables from Andres Ortega, Fabian Ortega Trujillo and Nicolas Ortega in the amount of $181,799 for money advanced to them from 2015 to 2019. The balances are non-interest bearing and have no maturity dates.

During the years ended December 31, 2020 and 2019, the Company has outstanding loan payables to 170 NE 40 Street Inc, which is owned by Steve Rhodes, Fabian Ortega Arosemena, Hannan Rhodes and Steve Rhodes in the amounts of $298,829 and $618,945, respectively, for purposes of funding operations.

During the years ended December 31, 2020 and 2019, the Company made payments to Stay Inn Rentals LLC, which is owned by Andres Ortega, and Norte Consulting LLC which is owned by Nicolas Ortega in the amounts of $227,386 and $94,854, respectively, for management fees.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding membership interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred membership interests and all outstanding vested or unvested options or warrants to purchase membership interests, but excluding (i) membership interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to membership interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of membership interests of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of membership interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) membership interests reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors or managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" ,as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of membership interests of the most recently issued membership interests equal to the Purchase Amount divided by the First Equity Financing Price. Membership interests granted in connection therewith shall have the same liquidation rights and preferences as the membership interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or membership interests of the most recently issued membership interests, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such membership interests, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred membership interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors (or other applicable

governing body if the Company is a limited liability company) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of membership interests in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any membership interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any membership interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough membership interests to issue upon the conversion of the Securities, because the amount of membership interests to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the

forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Nicolas Ortega
(Signature)
Nicolas Ortega
(Name)
Manager and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nicolas Ortega
(Signature)
Nicolas Ortega
(Name)
Manager and Chief Executive Officer
(Title)
August 20, 2021
(Date)
/s/ Fabian Ortega Arosemena
(Signature)
Fabian Ortega Arosemena
(Name)
Manager
(Title)
August 20, 2021
(Date)

/s/ Andres Ortega Arosemena

(Signature)

Andres Ortega Arosemena

(Name)

Manager

(Title)

August 20, 2021

(Date)

/s/ Steven Rhodes

(Signature)

Steven Rhodes

(Name)

Manager

(Title)

August 20, 2021

(Date)

/s/ Fabian Ortega Trujillo

(Signature)

Fabian Ortega Trujillo

(Name)

Manager

(Title)

August 20, 2021

(Date)

EXHIBIT A

Financial Statements



Nuovo Properties LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nuovo Properties LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 15, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	16,437	124,686
Accounts Receivable	773	16,672
Prepaid Expenses	13,150	9,872
Other Assets	286	15,834
Total Current Assets	30,646	167,064
Non-current Assets		
Fixed Assets: Furniture and Equipment, net of Accumulated Depreciation	626,803	765,458
Intangible Assets: Trademark, net of Accumulated Amortization	3,222	3,476
Loans Receivable	196,984	196,984
Security Deposits	-	260,117
Total Non-Current Assets	827,009	1,226,036
TOTAL ASSETS	857,655	1,393,099
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,300,993	375,128
Loans Payable	324,426	1,091,788
Deferred Revenue	8,059	341,663
Payroll Tax Payable	-	9,049
Sales Tax Payable	75,937	24,047
Accrued Interest	9,522	11,609
Other	-	600
Total Current Liabilities	1,718,938	1,853,883
Long-term Liabilities		
PPP Loan	69,500	-
Long-Term Portion of Current Debt	6,675	-
Total Long-Term Liabilities	76,175	-
TOTAL LIABILITIES	1,795,113	1,853,883
EQUITY		
Capital Contributions	2,048,381	1,967,625
Converted Notes	835,000	-
Accumulated Deficit	(3,820,839)	(2,428,409)
Total Equity	(937,458)	(460,784)
TOTAL LIABILITIES AND EQUITY	857,655	1,393,099

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	2,527,723	5,591,644
Cost of Sales	2,987,110	6,272,086
Gross Profit	(459,387)	(680,441)
Operating Expenses		
Advertising and Marketing	12,742	49,113
General and Administrative	776,116	1,356,665
Rent and Lease	12,379	39,498
Depreciation	141,450	112,703
Amortization	254	254
Bad Debt Expense	6,945	-
Total Operating Expenses	949,884	1,558,233
Operating Income	(1,409,271)	(2,238,674)
Cancelled Debt	7,263	-
EIDL Grant	10,000	-
Other Income	30	35,465
Other Expense	451	1,044
Net Income	(1,392,430)	(2,204,253)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(1,392,430)	(2,204,253)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	141,450	112,703
Amortization	254	254
Accounts Payable	925,866	215,072
Accounts Receivable	15,899	18,249
Setup Costs	-	105,824
Payroll Tax Liability	(9,049)	4,633
Sales Tax Payable	51,890	36,133
Prepaid Expenses	(3,278)	(9,872)
Accrued Interest	(2,087)	(737)
Deferred Revenue	(333,604)	208,590
Security Deposits	260,117	(57,363)
Other	14,948	(15,297)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,062,406	618,190
Net Cash provided by Operating Activities	(330,024)	(1,586,062)
INVESTING ACTIVITIES		
Setup Costs	(2,795)	(497,714)
Loans Receivable	-	(19,230)
Net Cash provided by Investing Activities	(2,795)	(516,943)
FINANCING ACTIVITIES		
Capital Contributions	80,756	1,195,853
Converted Notes	835,000	-
PPP Loan	69,500	-
Loans Payable	(760,687)	884,800
Net Cash provided by Financing Activities	224,570	2,080,653
Cash at the beginning of period	124,686	147,039
Net Cash increase (decrease) for period	(108,249)	(22,353)
Cash at end of period	16,437	124,686

Statement of Changes in Member Equity

| | Member Capital | | | |
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	547,616	-	-	547,616
Capital Contributions	1,195,853	-	-	1,195,853
Net Loss	-	-	(2,204,253)	(2,204,253)
Ending Balance 12/31/2019	1,743,469	-	(2,204,253)	(460,784)
Capital Contributions	915,756	-	-	915,756
Net Loss	-	-	(1,392,430)	(1,392,430)
Ending Balance 12/31/2020	2,659,225	-	(3,596,682)	(937,457)

Nuovo Properties LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nuovo Properties LLC ("the Company") was formed in Florida on August 20th, 2015. A subsidiary of the Company, Nuovo LLC, was also formed in Florida on May 6th, 2020. These financials are a consolidation of both entities. The Company earns revenue by subleasing fully furnished luxury apartments.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied.

The Company generates substantially all of its revenue from facilitating guest stays at short or long term rentals at properties leased by the Company from owners.

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). The customers agree to the Company's Terms of Service ("ToS") to use the Company's platform. Upon confirmation of a booking made by a guest, the Company agrees to provide the use of the property. At such time, the Company and guest also agree upon the applicable booking value as well as service fees. The Company charges service fees in exchange for certain activities, including the use of the Company's platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company's single performance obligation is to facilitate a stay, which occurs upon the completion of a check-in event (a "check-in"). The Company recognizes revenue upon check-in as its performance obligation is satisfied upon check-in and the Company has the right to receive payment for the fulfillment of the performance obligation.

The Company charges service fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the guest and the applicable guest fees owed to the Company using the guest's pre-authorized payment method. After check-in, the Company disburses the booking value to the property owner, less the fees due from the owner to the Company. The service fees collected from customers prior to check-in are recorded as unearned fees. Unearned fees are not considered contract balances under ASC 606-10-50-8 because they are subject to refund in the event of a cancellation.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal (gross) or the agent (net) in the transaction. As part of the evaluation, the Company considers whether it controls the right to use the property before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the rental of the property, whether it has inventory risk associated with the property, and whether it has discretion in establishing the prices for the property. The Company determined that it does control the right to use the properties either before and after completion of its service since it leases the property from the owner. Accordingly, the Company has concluded that it is acting in a principal; capacity and revenue is presented gross reflecting the nightly and service fees received from guests and hosts to facilitate a stay.

The Company has elected to recognize the incremental costs of obtaining a contract, including the costs of certain referrer fees, as an expense when incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less. The Company has no significant financing components in its contracts with customers.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Furniture & Fixtures	7	916,009	308,533	-	607,476
Equipment	7	46,260	26,933	-	19,327
Trademark	15	3,815	593	-	3,222
Grand Total	**-**	**966,084**	**336,059**	**-**	**630,025**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31st, 2020 and 2019, the Company had outstanding accounts payable in the amounts of $94,961 and $3,449, respectively, for services performed by members and relatives of members of the Company, as well as companies owned by these members. The balances are non-interest bearing and due on demand.

During the years ended December 31st, 2020 and 2019, the Company had outstanding loan receivables from members and relatives of members in the amount of $181,799 for money advanced to them from 2015 to 2019. The balances are non-interest bearing and have no maturity dates.

During the years ended December 31st, 2020 and 2019, the Company has outstanding loan payables to members and relatives of members in the amounts of $298,829 and $618,945, respectively, for purposes of funding operations.

During the years ended December 31st, 2020 and 2019, the Company made payments to companies owned by members in the amounts of $227,386 and $94,854, respectively, for management fees.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans – On August 31, 2020, the Company entered into a loan agreement for $150,000 with an interest rate of 8% and maturity date of December 31, 2021. This loan is not secured. The balance of this loan was $110,000 as of December 31, 2020.

Please see "Note 3 – Related Party Transactions" for additional loan information and their outstanding balances.

PPP Loan – On April 15, 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $69,500 with an interest rate of 1% and maturity date of April 15, 2022. This loan is not secured. The balance of this loan was $69,500 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	324,426
2022	76,175
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi member LLC with a single class of ownership interest. During the years ended December 31, 2020 and 2019, Member Capital was $2,048,381 and $1,967,625, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 15, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	NUOVO

Logo



Headline   Revolutionizing the way we live and travel in the new normal as digital nomads

Hero Image



Tags   Latinx Founders, Immigrant Founders, Travel & hospitality, $1M+ raised, $1M+ revenue, Coming soon, Startups

Pitch text

Summary

- 💸 $5.5M+ in Gross Revenue in 2019
- 🔥 $15M in Lifetime Gross Revenue as of EOY 2019
- 💥 Projected goal of $100M in Gross Revenue by 2024
- ↑ 67% YoY in # of Units & 308% YoY Growth in Gross Revenue 2015~2020
- 🏆 Recognized by the NMFHC in the Flexible Leasing Space
- 🌟 100k+ Guests Hosted & 150+ Distribution Channels
- 🌎 $2.5 Trillion TAM

Problem

CONSUMER HABITS HAVE CHANGED THE WAY PEOPLE LIVE AND TRAVEL

The modern consumer looks for an authentic experience that's safe and accessible. Hotels lack authenticity, provide antiquated service, and offer cramped rooms at exorbitant prices. Competitors rely on hosts, and don't have consistent and safe services. There needs to be an option for people to find flexible travel and living options.


HOTELS

· Lack authenticity
· Antiquated service
· Cramped rooms
· Prices


AIRBNB'S

· Spotty responsiveness
· Inconsistent
· Safety concerns


MULTI
FAMILY

· Location constraint
· Expensive renewal
· Furnishing cost

Solution

CREATING THE FUTURE OF LIVING AND TRAVELING IN THE NEW NORMAL

We're capitalizing on the massive consumer behavior trend towards remote work and offering **a flexible travel and living solution**. By partnering with building owners through revenue share agreements, **we offer short and long-term tenants fully furnished and equipped apartments around the U.S.**


INTRO-
DUCING
Your Home Anywhere

Product

A FLEXIBLE LIVING SOLUTION THAT PROVIDES PEOPLE WITH SAFE HOMES

NUOVO connects people looking for flexible living options with safe, verified homes. Travelers who stay with us enjoy unique travel experiences, top-of-the-line amenities, inspiring design, and a flexible and seamless stay process. Owners who work with us have peace of mind that their apartments are being taken care of and maximized in the most economically efficient and profitable way.









HOW IT WORKS

NUOVO IS POWERED BY NOSTRADAMUS



Revenue Management Technology and Business Development Tool.

Proprietarily developed Technology & Business Development Tool.

API Integrations with
- Costar
- Guesty
- OTA Insight
- Transparent
- Real Page
- STR

At NUOVO, **revenue management is at our core**. Due to the lack of good revenue management software solutions on the market, we developed our own revenue management technology. **Using machine learning and data analytics**, we gather and process internal & external information to **provide a comprehensive and automated system that optimizes revenue in real time.**

Traction

150+ DISTRIBUTION CHANNELS, $75M UNDER MANAGEMENT, AND OVER 100K GUESTS HOSTED

NUOVO has been recognized by the NMHC (National Multifamily Housing Council) as a **notable player in the STR space**. We have seen unprecedented growth – 67% YoY growth in units and 308% YoY growth in revenue. We currently have integrations with 150+ distribution channels, presence across 6 US markets, and manage $75M+ across 250+ units.



150+
DISTRIBUTION
CHANNELS

6
MARKETS

100%
REGULATORY
COMPLIANCE

67%
YOY
(GROWTH UNITS)

$75m
UNDER
MANAGEMENT

11
SUBMARKETS

100k
GUESTS
HOSTED

308%
YOY
(GROWTH REVENUE)

250+
UNITS

Recognized
by the
NMHC
AS A TOP PLAYER
IN THE STR SPACE

8. 5/10
AVG REVIEW
SCORE

*average YoY unit and revenue growth from 2015~2020

Customers

UNPARALLELED VALUE FOR
LANDLORDS AND RENTERS

NUOVO directly helps renters search for flexible and affordable living solutions and travelers looking for short-term rentals. On the financial side, we provide unparalleled value to landlords and renters. Landlords find that **partnering with us reduces vacancy rates by 15% and increases income by 20%**.

Across the board, renters and landlords are incredibly positive about our product and we're seeing mass adoption across the U.S.

TARGET CUSTOMERS





Renters

Searching for flexible and affordable living solutions

Travelers

Looking for short-term rentals

VALUE PROPOSITION





Landlords

- Reduces vacancy by 15%
- Reduces turnover by average 25%
- Increases income by 20%

Travelers & Renters

- Consistency
- Fully equipped
- Competitive pricing
- Security

WHAT THEY SAY ABOUT US

> "I'm a nurse that came into the Miami area to help with the covid crisis. I loved the apartment I rented. It felt so much like home. And did I mention it was clean? I have no complaints at all! The price, the amenities, the space, and location were great!"
>
> **MANEESHIA**

> "Stay was wonderful! Condo was clean and just like the pictures! We enjoyed the pool! Also valet was quick and we appreciated that it was included in the price. Location is very close to UM!"
>
> **TIMOTHY**

> "Working with NUOVO was a game changer in our industry and market. Each month our NOI was a beat, occupancy was over budget and the free marketing from NUOVOs visitors created an endless supply of prospects. I would highly recommend NUOVO to all."
>
> **LANDLORD**

Business Model



NUOVO WILL SEE $200M+ IN REVENUES BY 2025

NUOVO generates income from renting our apartments and entering into lease agreements with our landlords. We saw nearly **$5.5M+ in revenue in 2019**, and **$2.5M+ in 2020**.

We're seeing **projected rents of $100M+** and a **net revenue of $89M by 2025**.

Market



SHORT TERM RENTALS ARE SHAKING UP THE TRAVEL INDUSTRY

There are now nearly **50M potential renters** across the country due to changing travel and work conditions. There are now 3.7x more rooms listed on Airbnb than Marriott, Hilton and IHG combined.

The **short term rental market is valued at around $107B+** and will **grow by 6.9%** over the coming years.

NUOVO's go to market strategy is to increase our paid advertising, grow our strategic partnerships and social media engagement. We've established a **core group of happy customers** – now it's time to leverage that positivity.

MARKET SIZE

$170 X
Short term rental market size

6.9% YOY GROWTH
Short term rental market growth

3.7 units
More rooms listed on Airbnb than Marriot, Hilton, IHG combined!

61% of MILLENIALS AND **41.8%** GEN Z's are currently WORKING FROM HOME

Together they make up for **56%** of the total US workforce.

50 MILLION Potential Renters **$2.5 TRILLION** MARKET

MARKETING STRATEGY


SALES & MARKETING


SEARCH ENGINE OPTIMIZATION


STRATEGIC PARTNERSHIPS


PAID ADVERTISING


SOCIAL MEDIA



*approx 50M potential renters based on rental units

Competition

WE OFFER AFFORDABLE PRICES
WITH THE FLEXIBILITY OF SHORT TERM LEASES

NUOVO is unique in specializing in short-term leasing at affordable rates **without compromising the safety or the values of our homes**. By partnering with local real estate owners and landlords, we provide value on both sides of the traditional renter/landlord exchange.



Vision

GLOBAL
EXPANSION

With your investment we will capitalize on our success and **expand to global operations**. We plan to **become a household name** for short-term and flexible leasing to renters and travelers across the world.

Investors

RAISED 2.5M TO DATE

NUOVO has raised $2.5M in funding to date. We are now **raising $1.07M** to invest in business development and growth, product development, team building and marketing.

Founders

FOUNDERS WITH DEEP
EXPERIENCE IN REAL ESTATE

Nico Ortega

Led the development of the Retail / Commercial division of one of the largest real estate development companies in Ecuador. Won 2 awards for best performing company in Real Estate and All Categories from Ekos Business. 8+ Years of Experience in Real Estate and Entrepreneurship.

Andres Ortega

Member of the Executive Team that grew a Residential Real Estate company with annual revenues of $3M to a diversified Real Estate Holding Company with interest in High, Middle and Low Income Residential, Commercial and Retail Segments with annual Revenues of $70MM+.



Team

	Nicolas Ortega	Co Founder & CEO	Experienced entrepreneur and business professional with a demonstrated history of working in the Real Estate & Hospitality Industry. Strong business development and entrepreneurship skills.

Perks

$250	NUOVO Coffee Mug (set of 3)
$500	NUOVO swag bag
$1,000	NUOVO swag bag Special Mention on NUOVO Website
$2,500	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt
$5,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 10% Discount on ANY stay at a NUOVO location
$10,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 15% Discount on ANY stay at a NUOVO location. 30 minute group call with CEO
$25,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders
$50,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders 1on1 meeting with CEO

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NUOVO PROPERTIES LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Nuovo Properties LLC, a Florida limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First**

Equity Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or

exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger

or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)　　The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.　*Investor Representations*

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the

Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE

consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NUOVO PROPERTIES LLC

By:
Name: Nicolas Ortega Arosemena
Title: Manager
Address: 95 Merrick Way, 3, Coral Gables, FL
Email: nico@staynuovo.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Nuovo Properties LLC, a Florida limited liability company (the "*Company*") and [Investor Name] ("*Member")*. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Units*"), Member hereby grants to Intermediary an irrevocable proxy under Section 605.04073 of the Florida Revised Limited Liability Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                               LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

a Have you ever imagined a place where digital nomads, travelers and families can freely live, work and travel from?

A place where they can freely experience what live as a local is and have the flexibility to hop onto another adventure in no time without the financial burden attached to it?

We started NUOVO with the objective of creating a space where everybody can feel safe and comfortable while travelling.

As we continuously saw growing trends in the market, NUOVO evolved into a comprehensive living and travel solution.

NUOVO bridges the gap between the hospitality industry and living. We are an integral solution that offers a flexible and affordable travel and living experience.

Hotels lack authenticity and have cramped rooms and high prices.

Airbnb's have spotty responsiveness and provide inconsistent experiences.

And if you want to rent, you'll be locked down to a specific location, will overpay for your renewal and will have to invest in serious furnishing costs.

At NUOVO, we are creating the future of living and travel in the new normal.

Our vision for NUOVO is to create a unique community of travelers and renters that vie their lives as digital nomads.

People that can live and work freely from anywhere and can live and travel around the world.

Liking and traveling through NUOVO allows renters and guests to live their lives on their own terms move around as they wish and experience their life as a local would.

No long term contracts.

No fixed geographic location.

No surge or seasonal pricing.

And most importantly, no long and tedious leasing process.

Empowering our guests and renters to be able to book a night with one click ease and quality customer service throughout their entire stay is our ultimate objective.

Long before where the times where travelers and renters were at the mercy of hotel managers price hiking and crazy landlords increases.

At NUOVO we are giving the power bac to the people.

Our target market is primarily made up of young professionals looking for affordable and flexible living solutions and families and businesspeople travelling and looking for a nice and comfortable place to stay.

We provide 3x the square footage of an average hotel room, ample living space, full kitchen and an in-unit washer and dryer.

We provide travelers and returns with a consistent 5-star experience, fully equipped, and maintained units, competitive pricing and most importantly security.

At NUOVO, your wellbeing is out top priority.

We have a very special focus on following the strictest and through cleaning procedures.

And since the covid-19 pandemic, we've introduced al CDC guidelines to ensure our guests travel and stay with confidence.

We are continually updating, improving, and enhancing our cleaning and sanitation procedures.

We have a unique approach to our business. As users, both my brother and I have large families. We are always looking to improve our product and stand out from the rest.

Our product is uniquely positioned to capitalize on remote work trends and family travel due to quarantine fatigue.

With our guests and renters as our priority, we've opened this opportunity on Republic.

Become an investor in NUOVO and join us in our path to become the go to solution in flexible living and travel.

Be a part of the team and help us revolutionize the way people live and travel in the new normal.

I'm Nico, CO Founder and CEO and I want to invite you to be a part of the

EXHIBIT E

"Test The Waters" Material



Republic

Company Name	NUOVO
Logo	nuovo Welcome Home!
Headline	Revolutionizing the way we live and travel in the new normal as digital nomads
Hero Image	
Tags	Latinx Founders, Immigrant Founders, Travel & hospitality, $1M+ raised, $1M+ revenue, Coming soon, Startups
Pitch text	**Summary** • 🚀 $6M in Gross Revenue in 2019 • 💧 $15M in Lifetime Gross Revenue as of EOY 2019 • 💥 Projected goal of $100M in Gross Revenue by 2024 • ↑ 94% YOY Growth in # of Units & 92% YOY Growth in Gross Revenue 2015~2019 • 🗻 Recognized by the NMFHC as a TOP player in Flexible Leasing • 🎇 100k+ Guests Hosted & 150+ Distribution Channels • ⚫ $2.5 Trillion TAM

Problem

CONSUMER HABITS HAVE CHANGED
THE WAY PEOPLE LIVE AND TRAVEL

The modern consumer looks for an authentic experience that's safe and accessible. Hotels lack authenticity, provide antiquated service, and offer cramped rooms at exorbitant prices. Airbnb relies on hosts and doesn't have consistent and safe services. There needs to be an option for people to find flexible travel and living options.


HOTELS


AIRBNB'S


MULTI FAMILY

· Lack authenticity
· Antiquated service
· Cramped rooms
· Prices

· Spotty responsiveness
· Inconsistent
· Safety concerns

· Location constraint
· Expensive renewal
· Furnishing cost

Solution

CREATING THE FUTURE OF LIVING
AND TRAVELING IN THE NEW NORMAL

We're capitalizing on the massive consumer behavior trend towards remote work and offering **a flexible travel and living solution**. By partnering with building owners through revenue share agreements, **we offer short and long-term tenants fully furnished and equipped apartments around the U.S.**



INTRO-DUCING
Your Home Anywhere



Product

A FLEXIBLE LIVING SOLUTION THAT PROVIDES PEOPLE WITH SAFE HOMES

NUOVO connects people looking for flexible living options with safe, verified homes. Travelers who stay with us enjoy unique travel experiences, top-of-the-line amenities, inspiring design, and a flexible and seamless stay process. Owners who work with us have peace of mind that their apartments are being taken care of and maximized in the most economically efficient and profitable way.


HOW
IT WORKS
nuovo
Your Home Anywhere
Booking.com
Apartments.com
Apartment List
Expedia
Zillow
HomeAway
airbnb
HOMES & VILLAS
realtor.com

NUOVO IS POWERED BY NOSTRADAMUS



Revenue Management Technology and Business Development Tool.

Proprietarily developed Technology & Business Development Tool.

API Integrations with
• Costar
• Guesty
• OTA Insight
• Transparent
• Real Page
• STR

At NUOVO, **revenue management is at our core**. Due to the lack of good revenue management software solutions on the market, we developed our own revenue management technology. **Using machine learning and data analytics**, we gather and process internal & external information to **provide a comprehensive and automated system that optimizes revenue in real time.**

Traction



150+ DISTRIBUTION CHANNELS, $75M UNDER MANAGEMENT, AND OVER 100K GUESTS HOSTED

NUOVO has been recognized by the NMHC (National Multifamily Housing Council) as a **top player in the STR space**. We have seen unprecedented growth – 94% YoY growth in units and 92% YoY growth in revenue. We currently have integrations with 150+ distribution channels, presence across 6 US markets, and manage $75M+ across 250+ units.



150+ DISTRIBUTION CHANNELS	6 MARKETS	100% REGULATORY COMPLIANCE	94% YOY (GROWTH UNITS)
$75m UNDER MANAGEMENT	11 SUBMARKETS	100k GUESTS HOSTED	92% YOY (GROWTH UNITS)
250+ UNITS	Recognized by the NMHC AS A TOP PLAYER IN THE STR SPACE	8. 5/10 AVG REVIEW SCORE	

*YoY unit and revenue growth from 2015~2019

Customers



UNPARALLELED VALUE FOR LANDLORDS AND RENTERS

NUOVO directly helps renters search for flexible and affordable living solutions and travelers looking for short-term rentals. On the financial side, we provide unparalleled value to landlords and renters. Landlords find that **partnering with us reduces vacancy rates by 15% and increases income by 20%**.

Across the board, renters and landlords are incredibly positive about our product and we're seeing mass adoption across the U.S.

TARGET
CUSTOMERS





Renters

Searching for flexible and affordable living solutions

Travelers

Looking for short-term rentals

VALUE
PROPOSITION





Landlords

- Reduces vacancy by 15%
- Reduces turnover by average 25%
- Increases income by 20%

Travelers & Renters

- Consistency
- Fully equipped
- Competitive pricing
- Security

WHAT THEY SAY ABOUT US

MANEESHIA
"I'm a nurse that came into the Miami area to help with the covid crisis. I loved the apartment I rented. It felt so much like home. And did I mention it was clean? I have no complaints at all! The price, the amenities, the space, and location were great!"

TIMOTHY
"Stay was wonderful! Condo was clean and just like the pictures! We enjoyed the pool! Also valet was quick and we appreciated that it was included in the price. Location is very close to UM!"

LANDLORD
"Working with NUOVO was a game changer in our industry and market. Each month our NOI was a beat, occupancy was over budget and the free marketing from NUOVOs visitors created an endless supply of prospects. I would highly recommend NUOVO to all."

Business Model

NUOVO WILL SEE $200M+ IN REVENUES BY 2025

NUOVO generates income from renting our apartments and entering into lease agreements with our landlords. We saw **$6M in revenue in 2019**, and **$3M in 2020**.

We're seeing **projected rents of $200M+** and a **net revenue of $89M by 2025**.

SHORT TERM RENTALS ARE
SHAKING UP THE TRAVEL INDUSTRY

There are now **50M+ potential renters** across the country due to changing travel and work conditions. There are now 3.7x more rooms listed on Airbnb than Marriott, Hilton and IHG combined.

The **short term rental market is valued at around $107B+** and will **grow by 6.9%** over the coming years.

NUOVO's go to market strategy is to increase our paid advertising, grow our strategic partnerships and social media engagement. We've established a **core group of happy customers** – now it's time to leverage that positivity.

MARKET SIZE

$170 X
Short term rental market size

6.9%
YOY GROWTH
Short term rental market growth

3.7 units
More rooms listed on Airbnb than Marriot, Hilton, IHG combined!

61% of **MILLENIALS** AND **41.8%** GEN Z's are currently WORKING FROM HOME



Together they make up for 56% of the total US workforce.



50 MILLION
Potential Renters

$2.5 TRILLION
MARKET

MARKETING STRATEGY

SALES & MARKETING

SEARCH ENGINE OPTIMIZATION

STRATEGIC PARTNERSHIPS

PAID ADVERTISING

SOCIAL MEDIA

Competition



WE OFFER AFFORDABLE PRICES
WITH THE FLEXIBILITY OF SHORT TERM LEASES

NUOVO is unique in specializing in short-term leasing at affordable rates **without compromising the safety or the values of our homes**. By partnering with local real estate owners and landlords, we provide value on both sides of the traditional renter/landlord exchange.



Vision



With your investment we will capitalize on our success and **expand to global operations**. We plan to **become a household name** for short-term and flexible leasing to renters and travelers across the world.

Investors



NUOVO has raised $2.5M in funding to date. We are now **raising $1.07M** to invest in business development and growth, product development, team building and marketing.

Founders

FOUNDERS WITH DEEP
EXPERIENCE IN REAL ESTATE

Nico Ortega

Led the development of the Retail / Commercial division of one of the largest real estate development companies in Ecuador. Won 2 awards for best performing company in Real Estate and All Categories from Ekos Business. 8+ Years of Experience in Real Estate and Entrepreneurship.

Andres Ortega

Member of the Executive Team that grew a Residential Real Estate company with annual revenues of $3M to a diversified Real Estate Holding Company with interest in High, Middle and Low Income Residential, Commercial and Retail Segments with annual Revenues of $70MM+.



Team

	Nicolas Ortega	Co Founder & CEO	Experienced entrepreneur and business professional with a demonstrated history of working in the Real Estate & Hospitality Industry. Strong business development and entrepreneurship skills.

Perks

$250	NUOVO Coffee Mug (set of 3)
$500	NUOVO swag bag
$1,000	NUOVO swag bag Special Mention on NUOVO Website
$2,500	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt
$5,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 10% Discount on ANY stay at a NUOVO location
$10,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 15% Discount on ANY stay at a NUOVO location. 30 minute group call with CEO
$25,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders
$50,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders 1on1 meeting with CEO

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.


Company Name	NUOVO
Logo	nuovo Welcome Home!
Headline	Revolutionizing the way we live and travel in the new normal as digital nomads
Hero Image	
Tags	Latinx Founders, Immigrant Founders, Real Estate, Travel & hospitality, $1M+ raised, $1M+ revenue, Coming soon
Pitch text	**Summary** • 🐉 $6M in Gross Revenue in 2019 • 🔥 $15M in Lifetime Gross Revenue • ☀ $100M in Gross Revenue by 2024 • ↑ 94% YOY Growth in # of Units & 92% YOY Growth in Gross Revenue • ⚔ Recognized by the NMFHC as a TOP player in Flexible Leasing • ☀ 100k+ Guests Hosted & 150+ Distribution Channels • ⚫ $2.5 Trillion TAM

Problem

CONSUMER HABITS HAVE CHANGED THE WAY PEOPLE LIVE AND TRAVEL

The modern consumer looks for an authentic experience that's safe and accessible. Hotels lack authenticity, provide antiquated service, and offer cramped rooms at exorbitant prices. Airbnb relies on hosts and doesn't have consistent and safe services. There needs to be an option for people to find flexible travel and living options.



HOTELS





- Lack authenticity
- Antiquated service
- Cramped rooms
- Prices

AIRBNB'S

- Spotty responsiveness
- Inconsistent
- Safety concerns

MULTI
FAMILY

- Location constraint
- Expensive renewal
- Furnishing cost

Solution

CREATING THE FUTURE OF LIVING AND TRAVELING IN THE NEW NORMAL

We're capitalizing on the massive consumer behavior trend towards remote work and offering **a flexible travel and living solution**. By partnering with building owners through revenue share agreements, **we offer short and long-term tenants fully furnished and equipped apartments around the U.S.**









INTRO-
DUCING
Your Home Anywhere

A FLEXIBLE LIVING SOLUTION THAT PROVIDES PEOPLE WITH SAFE HOMES

NUOVO connects people looking for flexible living options with safe, verified homes. Travelers who stay with us enjoy unique travel experiences, top-of-the-line amenities, inspiring design, and a flexible and seamless stay process. Owners who work with us have peace of mind that their apartments are being taken care of and maximized in the most economically efficient and profitable way.



HOW
IT WORKS
nuovo
Your Home Anywhere
Booking.com
Apartments.com
Apartment List
Expedia
Zillow
HomeAway
airbnb
HOMES & VILLAS
realtor.com



NUOVO IS POWERED BY NOSTRADAMUS



Revenue Management Technology and Business Development Tool.

Proprietarily developed Technology & Business Development Tool.

API Integrations with
• Costar
• Guesty
• OTA Insight
• Transparent
• Real Page
• STR

At NUOVO, **revenue management is at our core**. Due to the lack of good revenue management software solutions on the market, we developed our own revenue management technology. **Using machine learning and data analytics**, we gather and process internal & external information to **provide a comprehensive and automated system that optimizes revenue in real time.**

Traction

150+ DISTRIBUTION CHANNELS, $75M UNDER MANAGEMENT, AND OVER 100K GUESTS HOSTED

NUOVO has been recognized by the NMHC (National Multifamily Housing Council) as a **top player in the STR space**. We have seen unprecedented growth – 94% YoY growth in units and 92% YoY growth in revenue. We currently have integrations with 150+ distribution channels, presence across 6 US markets, and manage $75M+ across 250+ units.



150+ DISTRIBUTION CHANNELS	6 MARKETS	100% REGULATORY COMPLIANCE	94% YOY (GROWTH UNITS)
$75m UNDER MANAGEMENT	11 SUBMARKETS	100k GUESTS HOSTED	92% YOY (GROWTH UNITS)
250+ UNITS	Recognized by the NMHC AS A TOP PLAYER IN THE STR SPACE	8.5/10 AVG REVIEW SCORE	

Customers

UNPARALLELED VALUE FOR LANDLORDS AND RENTERS

NUOVO directly helps renters search for flexible and affordable living solutions and travelers looking for short-term rentals. On the financial side, we provide unparalleled value to landlords and renters. Landlords find that **partnering with us reduces vacancy rates by 15% and increases income by 20%**.

Across the board, renters and landlords are incredibly positive about our product and we're seeing mass adoption across the U.S.

TARGET CUSTOMERS





Renters

Searching for flexible and affordable living solutions

Travelers

Looking for short-term rentals

VALUE PROPOSITION





Landlords

· Reduces vacancy by 15%
· Reduces turnover by average 25%
· Increases income by 20%

Travelers & Renters

· Consistency
· Fully equipped
· Competitive pricing
· Security

WHAT THEY SAY ABOUT US

MANEESHIA

"I'm a nurse that came into the Miami area to help with the covid crisis. I loved the apartment I rented. It felt so much like home. And did I mention it was clean? I have no complaints at all! The price, the amenities, the space, and location were great!"

TIMOTHY

"Stay was wonderful! Condo was clean and just like the pictures! We enjoyed the pool! Also valet was quick and we appreciated that it was included in the price. Location is very close to UM!"

LANDLORD

"Working with NUOVO was a game changer in our industry and market. Each month our NOI was a beat, occupancy was over budget and the free marketing from NUOVOs visitors created an endless supply of prospects. I would highly recommend NUOVO to all."

Business Model

NUOVO WILL SEE $200M+ IN REVENUES BY 2025

NUOVO generates income from renting our apartments and entering into lease agreements with our landlords. We saw **$6M in revenue in 2019**, and **$3M in 2020**.

We're seeing **projected rents of $200M+** and a **net revenue of $89M by 2025**.

SHORT TERM RENTALS ARE
SHAKING UP THE TRAVEL INDUSTRY

There are now **50M+ potential renters** across the country due to changing travel and work conditions. There are now 3.7x more rooms listed on Airbnb than Marriott, Hilton and IHG combined.

The **short term rental market is valued at around $107B+** and will **grow by 6.9%** over the coming years.

NUOVO's go to market strategy is to increase our paid advertising, grow our strategic partnerships and social media engagement. We've established a **core group of happy customers** – now it's time to leverage that positivity.

MARKET SIZE

$170 X
Short term rental market size

6.9%
YOY GROWTH
Short term rental market growth

3.7 units
More rooms listed on Airbnb than Marriot, Hilton, IHG combined!

61% of MILLENIALS AND **41.8%** GEN Z's are currently WORKING FROM HOME



Together they make up for **56%** of the total US workforce.

50 MILLION
Potential Renters

$2.5 TRILLION
MARKET

MARKETING STRATEGY



SALES & MARKETING

SEARCH ENGINE OPTIMIZATION

STRATEGIC PARTNERSHIPS

PAID ADVERTISING

SOCIAL MEDIA

Competition



WE OFFER AFFORDABLE PRICES
WITH THE FLEXIBILITY OF SHORT TERM LEASES

NUOVO is unique in specializing in short-term leasing at affordable rates **without compromising the safety or the values of our homes**. By partnering with local real estate owners and landlords, we provide value on both sides of the traditional renter/landlord exchange.



Vision



GLOBAL EXPANSION

With your investment we will capitalize on our success and **expand to global operations**. We plan to **become a household name** for short-term and flexible leasing to renters and travelers across the world.

Investors



RAISED 2.5M TO DATE

NUOVO has raised $2.5M in funding to date. We are now **raising $1.07M** to invest in business development and growth, product development, team building and marketing.

Founders

FOUNDERS WITH DEEP
EXPERIENCE IN REAL ESTATE

Nico Ortega

Led the development of the Retail / Commercial division of one of the largest real estate development companies in Ecuador. Won 2 awards for best performing company in Real Estate and All Categories from Ekos Business. 8+ Years of Experience in Real Estate and Entrepreneurship.

Andres Ortega

Member of the Executive Team that grew a Residential Real Estate company with annual revenues of $3M to a diversified Real Estate Holding Company with interest in High, Middle and Low Income Residential, Commercial and Retail Segments with annual Revenues of $70MM+.



NICO ORTEGA Co-founder & CEO

ANDRES ORTEGA Co-founder

Team



Nicolas Ortega	Co Founder & CEO		Experienced entrepreneur and business professional with a demonstrated history of working in the Real Estate & Hospitality Industry. Strong business development and entrepreneurship skills.

Perks

$250	NUOVO Coffee Mug (set of 3)
$500	NUOVO swag bag
$1,000	NUOVO swag bag Special Mention on NUOVO Website
$2,500	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt
$5,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 10% Discount on ANY stay at a NUOVO location
$10,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 15% Discount on ANY stay at a NUOVO location. 30 minute group call with CEO
$25,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders
$50,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders 1on1 meeting with CEO

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	NUOVO
Logo	



Headline	Revolutionizing the way we live and travel in the new normal as digital nomads

Hero Image	

Tags	Latinx Founders, Immigrant Founders, Real Estate, Travel & hospitality, $1M+ raised, $1M+ revenue, Coming soon

Pitch text	## Summary

- 🚀 $6M in Gross Revenue in 2019
- 🔥 $15M in Lifetime Gross Revenue as of EOY 2019
- 💥 Projected goal of $100M in Gross Revenue by 2024
- ↑ 94% YOY Growth in # of Units & 92% YOY Growth in Gross Revenue 2015~2019
- 🏆 Recognized by the NMFHC as a TOP player in Flexible Leasing
- 💥 100k+ Guests Hosted & 150+ Distribution Channels
- ⬤ $2.5 Trillion TAM

Problem

CONSUMER HABITS HAVE CHANGED
THE WAY PEOPLE LIVE AND TRAVEL

The modern consumer looks for an authentic experience that's safe and accessible. Hotels lack authenticity, provide antiquated service, and offer cramped rooms at exorbitant prices. Airbnb relies on hosts and doesn't have consistent and safe services. There needs to be an option for people to find flexible travel and living options.

 **HOTELS**

 **AIRBNB'S**

 **MULTI FAMILY**

· Lack authenticity
· Antiquated service
· Cramped rooms
· Prices

· Spotty responsiveness
· Inconsistent
· Safety concerns

· Location constraint
· Expensive renewal
· Furnishing cost

Solution

CREATING THE FUTURE OF LIVING
AND TRAVELING IN THE NEW NORMAL

We're capitalizing on the massive consumer behavior trend towards remote work and offering **a flexible travel and living solution**. By partnering with building owners through revenue share agreements, **we offer short and long-term tenants fully furnished and equipped apartments around the U.S.**






INTRO-DUCING *Your Home Anywhere*

A FLEXIBLE LIVING SOLUTION THAT PROVIDES PEOPLE WITH SAFE HOMES

NUOVO connects people looking for flexible living options with safe, verified homes. Travelers who stay with us enjoy unique travel experiences, top-of-the-line amenities, inspiring design, and a flexible and seamless stay process. Owners who work with us have peace of mind that their apartments are being taken care of and maximized in the most economically efficient and profitable way.


HOW
IT WORKS
nuovo
Your Home Anywhere
Booking.com
Apartments.com
Apartment List
Expedia
Zillow
HomeAway
airbnb
HOMES & VILLAS
BY MARRIOTT INTERNATIONAL
realtor.com

NUOVO IS POWERED BY NOSTRADAMUS



Revenue Management Technology and Business Development Tool.

Proprietarily developed Technology & Business Development Tool.

API Integrations with
- Costar
- Guesty
- OTA Insight
- Transparent
- Real Page
- STR

At NUOVO, **revenue management is at our core**. Due to the lack of good revenue management software solutions on the market, we developed our own revenue management technology. **Using machine learning and data analytics**, we gather and process internal & external information to **provide a comprehensive and automated system that optimizes revenue in real time.**

Traction

150+ DISTRIBUTION CHANNELS, $75M UNDER MANAGEMENT, AND OVER 100K GUESTS HOSTED

NUOVO has been recognized by the NMHC (National Multifamily Housing Council) as a **top player in the STR space**. We have seen unprecedented growth – 94% YoY growth in units and 92% YoY growth in revenue. We currently have integrations with 150+ distribution channels, presence across 6 US markets, and manage $75M+ across 250+ units.



150+ DISTRIBUTION CHANNELS	6 MARKETS	100% REGULATORY COMPLIANCE	94% YOY (GROWTH UNITS)
$75m UNDER MANAGEMENT	11 SUBMARKETS	100k GUESTS HOSTED	92% YOY (GROWTH UNITS)
250+ UNITS	Recognized by the NMHC AS A TOP PLAYER IN THE STR SPACE	8.5/10 AVG REVIEW SCORE	

Customers

UNPARALLELED VALUE FOR LANDLORDS AND RENTERS

NUOVO directly helps renters search for flexible and affordable living solutions and travelers looking for short-term rentals. On the financial side, we provide unparalleled value to landlords and renters. Landlords find that **partnering with us reduces vacancy rates by 15% and increases income by 20%**.

Across the board, renters and landlords are incredibly positive about our product and we're seeing mass adoption across the U.S.

TARGET CUSTOMERS





Renters

Searching for flexible and affordable living solutions

Travelers

Looking for short-term rentals

VALUE PROPOSITION





Landlords

· Reduces vacancy by 15%
· Reduces turnover by average 25%
· Increases income by 20%

Travelers & Renters

· Consistency
· Fully equipped
· Competitive pricing
· Security

WHAT THEY SAY ABOUT US

MANEESHIA

"I'm a nurse that came into the Miami area to help with the covid crisis. I loved the apartment I rented. It felt so much like home. And did I mention it was clean? I have no complaints at all! The price, the amenities, the space, and location were great!"

TIMOTHY

"Stay was wonderful! Condo was clean and just like the pictures! We enjoyed the pool! Also valet was quick and we appreciated that it was included in the price. Location is very close to UM!"

LANDLORD

"Working with NUOVO was a game changer in our industry and market. Each month our NOI was a beat, occupancy was over budget and the free marketing from NUOVOs visitors created an endless supply of prospects. I would highly recommend NUOVO to all."

Business Model

NUOVO WILL SEE $200M+ IN REVENUES BY 2025

NUOVO generates income from renting our apartments and entering into lease agreements with our landlords. We saw **$6M in revenue in 2019**, and **$3M in 2020**.

We're seeing **projected rents of $200M+** and a **net revenue of $89M by 2025**.

SHORT TERM RENTALS ARE
SHAKING UP THE TRAVEL INDUSTRY

There are now **50M+ potential renters** across the country due to changing travel and work conditions. There are now 3.7x more rooms listed on Airbnb than Marriott, Hilton and IHG combined.

The **short term rental market is valued at around $107B+** and will **grow by 6.9%** over the coming years.

NUOVO's go to market strategy is to increase our paid advertising, grow our strategic partnerships and social media engagement. We've established a **core group of happy customers** – now it's time to leverage that positivity.

MARKET SIZE

$170 X
Short term rental market size

6.9%
YOY GROWTH
Short term rental market growth

3.7 units
More rooms listed on Airbnb than Marriot, Hilton, IHG combined!

61% of **MILLENIALS** AND **41.8%** GEN Z's **are currently WORKING FROM HOME**



Together they make up for **56% of the total US workforce.**

50 MILLION Potential Renters

$2.5 TRILLION MARKET

MARKETING STRATEGY



Competition



WE OFFER AFFORDABLE PRICES
WITH THE FLEXIBILITY OF SHORT TERM LEASES

NUOVO is unique in specializing in short-term leasing at affordable rates **without compromising the safety or the values of our homes**. By partnering with local real estate owners and landlords, we provide value on both sides of the traditional renter/landlord exchange.



Vision



With your investment we will capitalize on our success and **expand to global operations**. We plan to **become a household name** for short-term and flexible leasing to renters and travelers across the world.

Investors



NUOVO has raised $2.5M in funding to date. We are now **raising $1.07M** to invest in business development and growth, product development, team building and marketing.

Founders

FOUNDERS WITH DEEP EXPERIENCE IN REAL ESTATE

Nico Ortega

Led the development of the Retail / Commercial division of one of the largest real estate development companies in Ecuador. Won 2 awards for best performing company in Real Estate and All Categories from Ekos Business. 8+ Years of Experience in Real Estate and Entrepreneurship.

Andres Ortega

Member of the Executive Team that grew a Residential Real Estate company with annual revenues of $3M to a diversified Real Estate Holding Company with interest in High, Middle and Low Income Residential, Commercial and Retail Segments with annual Revenues of $70MM+.



Team

	Nicolas Ortega	Co Founder & CEO	Experienced entrepreneur and business professional with a demonstrated history of working in the Real Estate & Hospitality Industry. Strong business development and entrepreneurship skills.

Perks

$250	NUOVO Coffee Mug (set of 3)
$500	NUOVO swag bag
$1,000	NUOVO swag bag Special Mention on NUOVO Website
$2,500	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt
$5,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 10% Discount on ANY stay at a NUOVO location
$10,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt 15% Discount on ANY stay at a NUOVO location. 30 minute group call with CEO
$25,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders
$50,000	NUOVO swag bag Special Mention on NUOVO Website "I Invested in NUOVO" Special Edition T Shirt FREE 10 Night Stay at any NUOVO Location 30 minute group call with CEO & Co Founders 1on1 meeting with CEO

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Begin forwarded message:

From: Nico from NUOVO <nico@staynuovo.com>
Subject: 3 New Partnerships at NUOVO!
Date: April 15, 2021 at 1:59:49 PM EDT
To: nicolasortega@me.com
Reply-To: us15-7afe249526-792eda12c2@inbound.mailchimpapp.net





🔥 3 New Partnerships for NUOVO 🔥

Invest $100 in NUOVO

The **NUOVO** Team is constantly looking for new ways to innovate in our industry and provide our guests and residents with great options to improve their stay and overall experience visiting our communities. ●

🚗 TOOTLE 🚗

A premiere car rental service to explore the city in style and move around comfortably and safely.

⛰ KIND PEOPLE ⛰

Eco friendly and socially conscious brand of everyday products. KP supplies NUOVO with handmade soaps and shampoo made with herbal essences directly sourced from the foothills of the Himalayas whilst providing local artisans and their communities a window to the world and continuous growth.

🛴 VENE RIDES 🛴

Scooter rental service for our environmentally conscious guests and the perfect solution for your last mile or last minute needs.

View NUOVO on Republic

Watch the video





ABOUT US
nuovo
Welcome Home!

nuovo
Welcome Home!

Republic - One-tap investing in Startups









With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Our mailing address is:
NUOVO

95 Merrick Way, 3rd Floor
Coral Gables, FL 33134

Want to change how you receive these emails?
You can   or   .

Begin forwarded message:

From: Nico from NUOVO <nico@staynuovo.com>
Subject: 2021 starting ON FIRE 🔥
Date: April 29, 2021 at 2:59:26 PM EDT
To: nicolasortega@me.com
Reply-To: us15-7afe249526-792eda12c2@inbound.mailchimpapp.net





🔥 2021 ON FIRE 🔥


View NUOVO on Republic


We've started 2021 with **promising and excellent results.**

Q1 has over delivered as the industry left 2020 behind and there is no looking back!

Occupancy averaged **92.45%**, **up 6%** from same period last year!

Rates have remained constant compared to same period last year.

These are incredible and promising news as **covid vaccinations speed up** and **consumer confidence in travel continues to strengthen**.


View NUOVO on Republic

Watch the video






Republic - One-tap investing in Startups

   

Begin forwarded message:

From: Nico from NUOVO <nico@staynuovo.com>
Subject: Is travel dead? ✈
Date: April 8, 2021 at 1:59:45 PM EDT
To: nicolasortega@me.com
Reply-To: us15-7afe249526-792eda12c2@inbound.mailchimpapp.net

Republic - One-tap investing in Startups





⚡ **Consistent 85%+ Occupancy Rates** ⚡

Invest $100 in NUOVO

NUOVO is capitalizing on these hot and growing market trends and our guests are loving it!

⚡ Revenge Travel⚡

⚡ Quarantine Fatigue ⚡

⚡Digital Nomads ⚡

⚡ Work From Home ⚡

View NUOVO on Republic

Watch the video



   

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Begin forwarded message:

From: Nico from NUOVO <nico@staynuovo.com>
Subject: ✈ **Invest in the future of living and travel**
Date: March 25, 2021 at 9:59:49 AM EDT
To: <hello@wekleenit.com>
Reply-To: <us15-7afe249526-792eda12c2@inbound.mailchimpapp.net>



Republic - One-tap investing in Startups



NUOVO launches crowdfunding on Republic

Flexible living and travel solution

Invest as little as $100 in NUOVO

Highlights

- 🪃 $6M in Revenue in 2019
- ✴️ $100M in Revenue by 2024
- 🏆 100K+ Happy Guests
- 🥂 Recognized as a TOP Player in Flexible Leasing
- 🔥 Raised $2.5M+
- ⬛ Founders with deep experience in Real Estate

The modern consumer looks for an authentic experience that's safe and accessible. Hotels lack authenticity, provide antiquated service, and offer cramped rooms at exorbitant prices. Airbnb relies on inexpert hosts and doesn't offer consistent and safe services. There needs to be an option for consumers to find flexible and accessible travel and living options.

NUOVO is creating the future of living and travel in the new normal. We're capitalizing on the massive consumer behavior trends towards remote work and offering a flexible and affordable travel and living solution. **We offer short and long-term tenants fully furnished and equipped apartments around the US.**

View NUOVO on Republic

Watch the video





ABOUT US
nuovo
Welcome Home!

nuovo
Welcome Home!

Follow us on social media for more updates on our campaign!



With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Our mailing address is:
NUOVO

95 Merrick Way, 3rd Floor
Coral Gables, FL 33134

Want to change how you receive these emails?
You can   or   .

Begin forwarded message:

From: Nico from NUOVO <nico@staynuovo.com>
Subject: ✈ **Invest in the solution for Real Estate and Travel**
Date: April 6, 2021 at 9:59:45 AM EDT
To: nicolasortega@me.com
Reply-To: us15-7afe249526-792eda12c2@inbound.mailchimpapp.net

 Republic


Republic - One-tap investing in Startups




Ultimate Solution for
Living and Travel in the New Normal

Invest $100 in NUOVO

The Problem

 HOTELS

 AIRBNB'S

 MULTI FAMILY

· Lack authenticity
· Antiquated service
· Cramped rooms
· Prices

· Spotty responsiveness
· Inconsistent
· Safety concerns

· Location constraint
· Expensive renewal
· Furnishing cost

The Solution

🐦 3X Square Footage vs Average Hotel Room
🐻 In Unit Washer & Dryer
✹ Consistent 5 Star Service
👕 24/7 Customer Experience Team
◆ A+ Locations
▬ Affordable Prices

View NUOVO on Republic

Watch the video













nuovo
Welcome Home!
ABOUT US

nuovo
Welcome Home!

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Our mailing address is:
NUOVO
95 Merrick Way, 3rd Floor
Coral Gables, FL 33134

TECH+ TiMES

f 🐦 ☰

HOME > TECH

TECH INTERNET BUSINESS TECH CAR TECH

GADGETS APPS/SOFTWARE

Subscription-Based Living And Short Term Rentals Are Revolutionizing The Way People Live, Work, And Travel With NUOVO



By **Patrick Jones**, Tech Times | Aug 11, 2021 08:09 PM EDT





TECH+ TiMES



(Photo : Subscription-Based Living And Short Term Rentals Are Revolutionizing The Way People Live, Work, And Travel With NUOVO)

We have all heard of many different subscription-based services including entertainment, software, classes, food, beauty, personal products, medical services, etc. These services offer value, convenience, and personalization, making them quite popular with a wide range of consumers and specific niche markets. One thing most people have never heard of is subscription-based living, a new, unique concept brought to you by Nicolas Ortega, CEO, and co-founder of NUOVO, a Miami-based tech-enabled short-term rental management company. NUOVO partners clients with short-term rentals and manages properties for owners. Ortega and his team are launching a new, innovative, and truly unique subscription-based rental housing network that will revolutionize how people live, work, and travel.



TECH+ TiMES

f 🐦 ☰

work, many professionals have found they do not want to go back. Digital nomads, influencers, creators, and more and more people have found ways to work in the digital space, giving them the flexibility to travel and work from anywhere in the country. This has increased the need and demand for short-term rentals, and NUOVO has created a subscription-based model that will benefit those who need to live and work regularly in different cities around the United States.

Currently, many people are embracing the semi-nomadic lifestyle, however, the cost of sustaining a home, or regular place to crash in multiple places can get pricey very quickly. The subscription-based living model will cater to those who need to live and work in different places, offering financial security and flexibility at the same time. Subscribers will have the ability to pay a monthly fee and guarantee themselves a reliable place to stay in multiple cities. NUOVO provides a living solution that not only serves digital nomads and those who work remotely, it is a perfect fit for those in the creator economy as it provides flexibility to experience new locations and cultures, inspiring them to create organic and engaging new content.

The subscription service will offer three different tiers, as well as a custom option offering monthly accommodations in different cities. There will be a bronze, silver, and gold tier, allowing subscribers to pick from different housing markets across the country. Subscribers can also create a custom package to suit the needs of their individual situation. The company believes that flexible travel and living options are the future of both industries and wants to combine the best of both these worlds to create sustainable, affordable, flexible housing options with a presence in all major real estate markets in the country, offering a wide



TECH+ TiMES

NUOVO plans to launch this new service within the next 18 months and is working through the different phases of research and development now. NUOVO has launched a crowdfunding campaign on the startup investment platform Republic, offering investors an option to grow with this opportunity, they have raised $2.5 million and now aim to raise another $1.07 million to apply towards business development and growth, product development, team building, and marketing of this new, subscription-based short term rental platform.

Learn more about NUOVO and their unique subscription-based model on their **website**, and through their **Republic crowdfunding campaign**. The future of how we live and travel is here with this revolutionary new idea of subscription short-term rental concept.

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